Exhibit 99.1

Market Announcement

23 December 2019

Paringa Resources Limited (ASX: PNL) – Trading Halt

Description

The securities of Paringa Resources Limited (‘PNL’) will be placed in trading halt at the request of PNL, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Friday, 27 December 2019 or when the announcement is released to the market.

Issued by

Anjuli Sinniah
Senior Adviser, Listings Compliance (Perth)

23 December 2019	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

23 December 2019

Mr Daniel Nicholson Australian Securities Exchange Level 40, Central Park 152-158 St Georges Terrace Perth WA 6000

By email:	tradinghaltsperth@asx.com.au

Dear Daniel

REQUEST FOR TRADING HALT

Paringa Resources Limited (ASX: PNL) requests an immediate voluntary trading halt to the Company’s securities, pending an announcement regarding an update on discussions with the Company’s lenders.

The Company requests that the trading halt remain until the earlier of an announcement to the market regarding the above or the opening of trade on ASX on Friday 27 December 2019.

The Company is not aware of any reason why the trading halt should not be granted.

Yours sincerely

Greg Swan
Company Secretary

Level 9, BGC Centre,  28 The Esplanade, Perth WA 6000 | Phone: +61 8 9322 6322 | Fax: +61 8 9322 6558
Email: info@paringaresources.com | www.paringaresources.com |  ABN: 44 155 933 010